                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 5

                      BOSTON CELTICS LIMITED PARTNERSHIP II
            (formerly known as "Boston Celtics Limited Partnership")
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                                (Name of Issuer)

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                    100576107
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                                 (CUSIP number)

                                  Don F. Gaston
                             43 Baldwin Farms North
                               Greenwich, CT 06830
                                 (203) 869-0748
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 30, 1998
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             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 5 Pages)

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CUSIP NO. 100576107                   13D/A           PAGE    2   OF   5   PAGES
                                                            -----    -----
----------------------------                         ---------------------------


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1    NAME OF REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     DON F. GASTON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (A)[ ]
                                                                          (B)[X]


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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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    NUMBER OF      7        SOLE VOTING POWER

     SHARES                 0
                   -------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER

    OWNED BY                0
                   -------------------------------------------------------------
      EACH         9        SOLE DISPOSITIVE POWER

    REPORTING               0
                   -------------------------------------------------------------
   PERSON WITH     10       SHARED DISPOSITIVE POWER

                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON*

     IN
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                               (Page 2 of 5 Pages)

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CUSIP NO. 100576107                   13D/A           PAGE    3   OF   5   PAGES
                                                            -----    -----
----------------------------                         ---------------------------

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1    NAME OF REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PAULA B. GASTON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (A)[ ]
                                                                          (B)[X]


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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------

    NUMBER OF      7        SOLE VOTING POWER

     SHARES                 0
                   -------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER

    OWNED BY                0
                   -------------------------------------------------------------
      EACH         9        SOLE DISPOSITIVE POWER

    REPORTING               0
                   -------------------------------------------------------------
   PERSON WITH     10       SHARED DISPOSITIVE POWER

                            0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
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14   TYPE OF REPORTING PERSON*

     IN
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                               (Page 3 of 5 Pages)

         This amendment is being filed by Don F. Gaston and Paula B. Gaston in connection with the reorganization (the "Reorganization") of Boston Celtics Limited Partnership II (formerly known as "Boston Celtics Limited Partnership") ("BCLP II"). The Reorganization, which was consummated on June 30, 1998, is described in a Registration Statement on Form S-4 (the "Registration Statement") of BCLP II, Boston Celtics Limited Partnership (formerly known as "Boston Celtics Limited Partnership II") ("BCLP") and Castle Creek Partners, L.P. ("Castle Creek") (File No. 333-50367), as amended.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of Schedule 13D is hereby amended by adding the information set forth below to the information previously disclosed therein.

         In connection with the Reorganization, Don F. Gaston received Castle Creek Interests (as defined in the Registration Statement) with respect to all but 200 BCLP II Units beneficially owned by him. Paula B. Gaston received Castle Creek Interests with respect to all but 100 BCLP II Units beneficially owned jointly by Don F. Gaston and her. Pursuant to the terms of the Reorganization, each BCLP II Unit with respect to which Castle Creek Interests were distributed in the Reorganization was canceled as of June 30, 1998. The remaining BCLP II Units beneficially owned by Don F. Gaston and Paula B. Gaston were converted into a total of 200 BCLP Units, and Mr. and Mrs. Gaston became the beneficial owners of a total of $4,000 principal amount of BCLP II's 6% Subordinated Debentures due 2038 and $200 in cash in consideration of such BCLP II Units, all pursuant to the terms of the Reorganization.

         Except as set forth above and elsewhere in this Schedule 13D/A, Don F. Gaston and Paula B. Gaston have no present plans or intentions that relate to or would result in any of the transactions described in clauses (a) through (j) of
Item 4 of Schedule 13D. Don F. Gaston's and Paula B. Gaston's intentions with respect to BCLP II and BCLP II's securities are subject to change, and each retains its right to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of BCLP II and to formulate plans and proposals that could result in the occurrence of any such events.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is hereby amended and restated as follows.

         (a) As a result of the Reorganization, Don F. Gaston and Paula B. Gaston own no BCLP II Units.

         (b) As a result of the Reorganization, Don F. Gaston and Paula B. Gaston have sole or shared voting or dispositive power over no BCLP II Units

         (c) Other than the cancellation and conversion of BCLP II Units in connection with the Reorganization described herein, neither Don F. Gaston nor Paula B. Gaston has effected any transaction involving BCLP II Units since June 10, 1998, the date of their most recent filing on Schedule 13D.

         (d) None.

         (e) On June 30, 1998, Don F. Gaston and Paula B. Gaston each ceased to beneficially own more than 5% of the BCLP II Units.


                               (Page 4 of 5 Pages)

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   July 2, 1998

                                        /s/ Don F. Gaston
                                        --------------------------------
                                        Name: Don F. Gaston



                                        /s/  Paula B. Gaston
                                        --------------------------------
                                        Name: Paula B. Gaston




                               (Page 5 of 5 Pages)